NEWS RELEASE

New York - AG	November 7, 2024
Toronto - AG
Frankfurt - FMV
First Majestic Announces Financial Results for Q3 2024
and Quarterly Dividend Payment
Vancouver, BC, Canada - First Majestic Silver Corp. (NYSE:AG) (TSX:AG) (FSE:FMV) (the "Company" or “First Majestic”) is pleased to announce the Company's unaudited condensed interim consolidated financial results for the third quarter ended September 30, 2024. The full version of the financial statements and the accompanying management's discussion and analysis can be viewed on the Company's website at www.firstmajestic.com or on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar. All amounts are in U.S. dollars unless stated otherwise.
THIRD QUARTER HIGHLIGHTS
•Increased Production: The Company produced 5.5 million silver equivalent ("AgEq") ounces, a 4% increase when compared to Q2 2024, consisting of 1,967,574 silver ("Ag") ounces and 41,761 gold ("Au") ounces.
•Increased Revenue: In the third quarter of 2024, the Company generated revenues of $146.1 million, a 10% increase compared to $133.2 million in the third quarter of 2023. This was primarily attributed to higher average realized silver prices, partially offset by a decrease in payable AgEq ounces sold primarily due to lower production levels at San Dimas and higher inventory levels held at First Mint at the end of the third quarter.
•Built Inventory: The Company held 767,386 silver ounces in finished goods inventory as of September 30, 2024, inclusive of coins and bullion. The fair value of this inventory (which is not included in the third quarter revenues as of September 30, 2024) if sold, would have added $23.8 million in revenues.
•Improved Mine Operating Earnings: The Company realized mine operating earnings of $28.5 million compared to $13.0 million in the third quarter of 2023, representing an increase of 119%. The increase in consolidated mine operating earnings was primarily attributed to a 67% increase in operating earnings at Santa Elena when compared to the third quarter of 2023, driven by higher average realized silver prices in Q3 2024.
•Increased Cash Flow from Operations: Operating cash flow before changes in working capital and taxes in the quarter was $39.8 million compared to $14.1 million in the third quarter of 2023. This was primarily driven by a $15.5 million increase in mine operating earnings, a $6.4 million reduction in restructuring costs related to workforce optimization and a $1.0 million reduction in general and administrative expenses compared to the third quarter of 2023.
•Improved Earnings Before Income Tax, Depreciation and Amortization (“EBITDA”): EBITDA for the quarter was $36.9 million compared to $11.5 million in the third quarter of 2023. The increase in EBITDA was primarily attributable to the increase in mine operating earnings and lower restructuring costs compared to the third quarter of 2023.
•Strengthened Cash Position and Liquidity: The Company ended the quarter with a strong cash and cash equivalents position of $154.7 million compared to $138.3 million in the third quarter of 2023, while working capital increased to $238.2 million compared to $197.8 million in the third quarter of 2023. Cash and cash equivalents exclude an additional $103.9 million that is held in restricted cash.
•Improved Cash Cost: Consolidated cash cost of $15.17 per AgEq ounce for the quarter represented a 1% improvement from $15.29 per AgEq ounce in the previous quarter. The decrease in cash costs was primarily attributable to the continued strong performance and increase in gold production at Santa Elena and San Dimas, along with the softening of the Mexican peso which averaged 10% weaker than the prior quarter. This was partially offset by an increase in royalty payments due to higher silver and gold prices, and a decrease in production at La Encantada due to the limited water supply, which was resolved by quarter end, partially offset by an increase in silver recoveries.
•Decreased All-in Sustaining Cost ("AISC"): Consolidated AISC in the third quarter was $21.03 per AgEq ounce, representing a 3% decrease from $21.64 per AgEq ounce in the previous quarter. This was primarily attributable to lower cash costs along with lower worker participation costs.
•Improved Sustainability Score: First Majestic achieved a score of 37 in the S&P Global Corporate Sustainability Assessment (“CSA”) published on October 31, 2024, a 32% improvement over our 2023 performance. Our 2024 score places the Company in the top third of the mining and metals industry. Improvements were equally reflected across all three categories of the CSA - Environmental, Social, and Governance & Economic. The assessment noted significant improvements in First Majestic’s Risk & Crisis Management, Business Ethics, IT Security, Water Management, Human Rights and Labour Practices.
•Acquisition of Gatos Silver, Inc. (“Gatos”): On September 5, 2024, the Company announced that it had entered into a definitive agreement (the “Merger Agreement”) to acquire all of the issued and outstanding shares of Gatos common stock pursuant to a merger under Delaware law (the “Merger”). The Merger is expected to close in early 2025, subject to the satisfaction of customary closing conditions, including approvals of the shareholders of First Majestic and Gatos, clearance under Mexican anti-trust laws, and approval of the listing of the First Majestic common shares to be issued under the Merger on both the TSX and the NYSE. The Merger Agreement has been unanimously approved by the board of directors of each of First Majestic and Gatos, and in the case of Gatos, on the unanimous recommendation of a special committee of independent directors of Gatos.
•Third Quarter Dividend: Declared a cash dividend of $0.0048 per common share for the third quarter of 2024 for shareholders of record as of the close of business on November 15, 2024, to be paid out on or about November 29, 2024.

OPERATIONAL AND FINANCIAL HIGHLIGHTS

Key Performance Metrics	2024-Q3	2024-Q2	Change Q3 vs Q2	2023-Q3	Change Q3 vs Q3
Operational
Ore Processed / Tonnes Milled	678,397	674,570	1%	670,203	1%
Silver Ounces Produced	1,967,574	2,104,181	(6%)	2,461,868	(20%)
Gold Ounces Produced	41,761	39,339	6%	46,720	(11%)
Silver Equivalent ("AgEq) Ounces Produced	5,490,416	5,289,439	4%	6,285,790	(13%)
Cash Costs per Silver Equivalent Ounce(1)	$15.17	$15.29	(1%)	$14.13	7%
All-in Sustaining Cost per Silver Equivalent Ounce(1)	$21.03	$21.64	(3%)	$19.74	6%
Total Production Cost per Tonne(1)	$109.81	$113.16	(3%)	$125.81	(13%)
Average Realized Silver Price per Silver Equivalent Ounce(1)	$29.84	$27.81	7%	$22.41	33%

Financial (in $millions)
Revenues	$146.1	$136.2	7%	$133.2	10%
Mine Operating Earnings	$28.5	$15.5	84%	$13.0	119%
Net Loss	($26.6)	($48.3)	45%	($27.1)	2%
Operating Cash Flows before Non-Cash Working Capital and Taxes	$39.8	$23.8	67%	$14.1	181%
Capital Expenditures	$34.7	$28.3	23%	$32.2	8%
Cash and Cash Equivalents	$154.7	$152.2	2%	$138.3	12%
Restricted Cash	$103.9	$117.5	(12%)	$119.0	(13%)
Working Capital(1)	$238.2	$229.9	4%	$197.8	20%
Earnings before Interest, Tax, Depreciation and Amortization ("EBITDA")(1)	$36.9	$21.6	71%	$11.5	NM
Adjusted EBITDA(1)	$39.8	$26.8	49%	$24.0	66%
Free Cash Flow(1)	$31.3	$6.4	NM	$6.4	NM

Shareholders
Loss per Share ("EPS") - Basic	($0.09)	($0.17)	47%	($0.09)	0%
Adjusted EPS(1)	($0.03)	($0.07)	57%	($0.04)	21%
NM - Not meaningful
(1) The Company reports certain non-GAAP measures which include cash costs per AgEq ounce produced, cash costs per Au ounce produced, AISC per AgEq ounce produced, all-in sustaining cost per Au ounce produced, total production cost per tonne, average realized silver price per AgEq ounce sold, average realized Au price per ounce sold, working capital, adjusted EPS, EBITDA, adjusted EBITDA, and free cash flow. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate such measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” below for further details of these measures.
THIRD QUARTER FINANCIAL RESULTS
•The Company ended the quarter with a strong cash and cash equivalents position of $154.7 million compared to $138.3 million in the third quarter of 2023, while working capital increased to $238.2 million compared to $197.8 million in the third quarter of 2023. Cash and cash equivalents exclude an additional $103.9 million that is held in restricted cash.
•The Company generated revenues of $146.1 million during the quarter, a 10% increase compared to $133.2 million of revenues generated in the third quarter of 2023. This was primarily attributed to higher average realized silver prices, partially offset by a decrease in payable AgEq ounces sold primarily due to lower production levels at San Dimas and higher inventory levels held at the end of the third quarter of 2024.

•The Company realized mine operating earnings of $28.5 million compared to $13.0 million in the third quarter of 2023, representing an increase of 119%. The increase in consolidated mine operating earnings was primarily attributed to a 67% increase in operating earnings at Santa Elena when compared to the third quarter of 2023, driven by higher average realized silver prices in the third quarter of 2024.
•EBITDA for the quarter was $36.9 million compared to $11.5 million in the third quarter of 2023. The increase in EBITDA was primarily attributable to the increase in mine operating earnings and lower restructuring costs, related to workforce optimization mainly at San Dimas, compared to the third quarter of 2023.
•Adjusted EBITDA, normalized for non-cash or non-recurring items such as share-based payments and unrealized losses on marketable securities for the quarter ended September 30, 2024, was $39.8 million compared to $24.0 million in the third quarter of 2023.
•Net loss for the quarter was $26.6 million (EPS of ($0.09)) compared to a net loss of $27.1 million (EPS of $0.09)) in the third quarter of 2023. Net loss for the quarter includes non-cash foreign exchange loss of $5.8 million (EPS of ($0.02)) and non-cash deferred income tax expense of $13.2 million (EPS of ($0.04)), relating primarily to the weakening of the Mexican peso at the end of the quarter compared to the third quarter of 2023. On September 30, 2024, the Company held $151.4 million of its cash and value added taxes receivable in Mexican pesos (there is a $9.7 million non-cash impact on the Company’s reported net earnings or loss per 10% change in the value of the Mexican peso against the U.S. dollar). The slight decrease in net loss was primarily attributed to a $13.0 million increase in mine operating earnings partially offset by a $20.9 million income tax expense increase as compared to the same quarter of the prior year. Q3 2023 was also impacted by non-recurring restructuring efforts and holding costs at La Parrilla along with a one-time loss on the sale of mining interest incurred following the disposition of La Parrilla.
•Adjusted net loss, normalized for non-cash or non-recurring items such as share-based payments, unrealized losses on marketable securities, and deferred income tax for the quarter ended September 30, 2024, was $10.5 million (adjusted EPS of ($0.03)) compared to adjusted net loss of $10.9 million (adjusted EPS of ($0.04)) in the third quarter of 2023.
•The Company’s total capital expenditures in the third quarter of 2024 were $34.7 million (Q3 2023 - $32.2 million) consisting of $13.8 million for underground development (Q3 2023 - $14.8 million), $14.8 million in exploration (Q3 2023 - $8.1 million), and $6.1 million in property, plant and equipment (Q3 2023 - $9.3 million).
OPERATIONAL HIGHLIGHTS
The table below represents the quarterly operating and cost performance at each of the Company's three producing mines during the quarter.

Third Quarter Production Summary	Santa Elena	San Dimas	La Encantada	Jerritt Canyon(1)	Consolidated
Ore Processed / Tonnes Milled	259,919	195,279	223,200	—	678,397
Silver Ounces Produced	376,203	1,046,340	545,031	—	1,967,574
Gold Ounces Produced	27,435	12,582	59	1,684	41,761
Silver Equivalent Ounces Produced	2,685,375	2,110,905	550,042	144,093	5,490,416
Cash Costs per Silver Equivalent Ounce(2)	$11.96	$16.50	$25.24	$17.25	$15.17
AISC per Silver Equivalent Ounce(2)	$14.38	$21.44	$30.10	$17.25	$21.03
Cash Cost per Gold Ounce(2)	N/A	N/A	N/A	$1,491	N/A
AISC per Gold Ounce(2)	N/A	N/A	N/A	$1,491	N/A
Total Production Cost per Tonne(2)	$107.80	$168.45	$60.86	$—	$109.81
(1) Jerritt Canyon was placed on temporary suspension in March 2023. In-circuit recovery efforts performed in Q3 2024 resulted in production of 1,684 gold ounces.
(2) See “Non-GAAP Financial Measures”, below for further details regarding these measures.

The Company produced 5.5 million AgEq ounces, consisting of 1,967,574 Ag ounces and 41,761 Au ounces, a 4% increase when compared to Q2 2024.
Consolidated cash costs of $15.17 per AgEq ounce for the quarter represented a 1% improvement from $15.29 per AgEq ounce in the previous quarter. The decrease in cash costs was primarily attributable to the continued strong performance and increase in gold production at Santa Elena and San Dimas, along with the weakening of the Mexican peso, which averaged 10% weaker than the prior quarter. This was partially offset by a decrease in production at La Encantada due to the limited water supply, which was resolved by quarter end, partially offset by an increase in silver recoveries.
Consolidated AISC in the third quarter was $21.03 per AgEq ounce, representing a 3% decrease from $21.64 per AgEq ounce in the previous quarter. This was primarily attributable to lower cash costs along with lower worker participation costs.
Q3 2024 DIVIDEND ANNOUNCEMENT
The Company is pleased to announce that its Board of Directors has declared a cash dividend in the amount of $0.0048 per common share for the third quarter of 2024. The dividend will be paid to holders of record of First Majestic’s common shares as of the close of business on November 15, 2024, and will be paid out on or about November 29, 2024.
Under the Company’s dividend policy, the quarterly dividend per common share is targeted to equal approximately 1% of the Company’s net quarterly revenues divided by the number of the Company’s common shares outstanding on the record date.
The amount and distribution dates of future dividends remain at the discretion of the Board of Directors. This dividend qualifies as an “eligible dividend” for Canadian income tax purposes. Dividends paid to shareholders outside Canada (non-resident investors) may be subject to Canadian non-resident withholding taxes.
ABOUT FIRST MAJESTIC
First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine, and the La Encantada Silver Mine as well as a portfolio of development and exploration assets, including the Jerritt Canyon Gold project located in northeastern Nevada, U.S.A.
First Majestic is proud to own and operate its own minting facility, First Mint, LLC, and to offer a portion of its silver production for sale to the public. Bars, ingots, coins and medallions are available for purchase online at www.firstmint.com, at some of the lowest premiums available.
On September 5, 2024, First Majestic and Gatos Silver, Inc. announced that they entered into a definitive merger agreement pursuant to which First Majestic will acquire all of the issued and outstanding shares of Gatos Silver’s common stock. The proposed transaction would consolidate three world-class, producing silver mining districts in Mexico to create a leading intermediate primary silver producer. Information relating to the proposed transaction can be found on the Company’s website.
For further information, contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll-free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.
"signed"
Keith Neumeyer, President & CEO
Non-GAAP Financial Measures
This news release includes reference to certain financial measures which are not standardized measures under the Company's financial reporting framework. These measures include cash costs per silver equivalent ounce produced, all-in sustaining cost (or “AISC”) per silver equivalent ounce produced, cash costs per gold ounce produced, AISC per gold ounce produced, total production cost per tonne, average realized silver price per ounce sold, average realized gold price per ounce sold, working capital, adjusted net earnings and EPS and free cash flow. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. These measures are widely used in the mining industry as a benchmark for performance but do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures disclosed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For a complete description of how the Company calculates such measures and a reconciliation of certain measures to GAAP terms please see “Non-GAAP Measures” in the Company's most recent management discussion and analysis filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.
Cautionary Note Regarding Forward Looking Statements
This news release contains "forward‐looking information" and "forward‐looking statements" under applicable Canadian and U.S. securities laws (collectively, "forward‐looking statements"). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Forward‐looking statements in this news release include, but are not limited to, statements with respect to the timing for the payment of the Company’s cash dividend for the second quarter of 2024. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. As such, investors are cautioned not to place undue reliance upon guidance and forward‐looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. All statements other than statements of historical fact may be forward‐looking statements. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward‐looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of measured and indicated mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "forecast", "potential", "target", "intend", "could", "might", "should", "believe" and similar expressions) are not statements of historical fact and may be "forward‐looking statements".
Actual results may vary from forward‐looking statements. Forward‐looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward‐looking statements, including but not limited to: the duration and effects of the COVID‐19, and any other pandemics on our operations and workforce, and the effects on global economies and society; general economic conditions including inflation risks; actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; commodity prices; variations in ore reserves, grade or recovery rates; availability of sufficient water for operating purposes; actual performance of plant, equipment or processes relative to specifications and expectations; accidents; labour relations; relations with local communities; changes in national or local governments; changes in applicable legislation or application thereof; delays in obtaining approvals or financing or in the completion of development or construction activities; exchange rate fluctuations; requirements for additional capital; government regulation; environmental risks; reclamation expenses; outcomes of pending litigation; limitations on insurance coverage as well as those factors discussed in the section entitled “Description of the Business ‐ Risk Factors” in the Company’s most recently filed AIF, available under the Company’s profile on SEDAR+ at www.sedarplus.ca, and as an exhibit to the Company's most recently filed Form 40‐F available on EDGAR at www.sec.gov/edgar. Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward‐looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.
The Company believes that the expectations reflected in these forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.